Morgan

03 MAR 10 AM 7:21

# The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
elefax: 01753 850872
X No. 3824
ww.morgancrucible.com

03007305

7th March 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

**Tracey Bigmore**
**Manager, Company Secretariat**

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

Enclosure

dlw 3/13

RNS | The company news service from the London Stock Exchange

| ISSUER | FILE NO. |
| --- | --- |
| The Morgan Crucible Company plc | 82-3387 |

| | |
| --- | --- |
| Company | Morgan Crucible Co PLC |
| TIDM | MGCR |
| Headline | Financing |
| Released | 07:00 7 Mar 2003 |
| Number | 4214I |

The Morgan Crucible Company plc announces that it has issued US$105million of private placement notes, with maturities of seven and ten years at interest rates of 6.23% and 6.84% respectively, and has also entered into a US$300 million syndicated loan with its banks of which US$240 million is available for three years to March 2006 and the remainder for one year.

Enquiries:
Nigel Howard/Nigel Young, Morgan Crucible
Tel: 01753 837000

Harry Chathli, Brunswick
Tel: 020 7404 5959

END